

02005912

AB Uf 3-4-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8- 17208

RECEIVED FEB 25 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Waters, Parkerson & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

228 St. Charles Avenue - Suite 512
(No. and Street)

New Orleans (City) LA (State) 70130 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Julie W. Burlingame (504) 588-2726
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Guenther, Guenther & Gillane
(Name — if individual, state last, first, middle name)

2713 Division Street (Address) Metairie (City) LA (State) 70002 (Zip Code)

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/4/02

OATH OR AFFIRMATION

I, David T. Pointer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Waters, Parkerson & Co., Inc., as of December 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

President

Title



Notary Public

JAMES M. BURLINGAME,
NOTARY PUBLIC
Parish of Orleans, State of Louisiana
Commission is issued for

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditor's report on internal accounting control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GUENTHER, GUENTHER & GILLANE
CERTIFIED PUBLIC ACCOUNTANTS
2713 DIVISION STREET
METAIRIE, LOUISIANA 70002-7007
Telephone (504) 887-8381
Facsimile (504) 887-8397

LEO A. GUENTHER, CPA
HALL TOWNSEND, CPA

MEMBERS
AMERICAN INSTITUTE OF CPAs
SOCIETY OF LOUISIANA CPAs
TEXAS SOCIETY OF CPAs

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

Board of Directors
Waters, Parkerson & Co., Inc.

In planning and performing our audit of the financial statements of Waters, Parkerson & Co., Inc. (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

(1) Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

(2) Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

(4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and

related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



GUENTHER, GUENTHER & GILLANE

February 11, 2002


RECEIVED
FEB 25 2002
340

WATERS, PARKERSON & CO., INC.

Independent Auditors' Report

and

Financial Statement

December 31, 2001

GUENTHER, GUENTHER & GILLANE
CERTIFIED PUBLIC ACCOUNTANTS
2713 DIVISION STREET
METAIRIE, LOUISIANA 70002-7007
Telephone (504) 887-8381
Facsimile (504) 887-8397

LEO A. GUENTHER, CPA
HALL TOWNSEND, CPA

MEMBERS
AMERICAN INSTITUTE OF CPAs
SOCIETY OF LOUISIANA CPAs
TEXAS SOCIETY OF CPAs

INDEPENDENT AUDITORS' REPORT

Board of Directors
WATERS, PARKERSON & CO., INC.

We have audited the accompanying statement of financial condition of WATERS, PARKERSON & CO., INC., as of December 31, 2001 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of WATERS, PARKERSON & CO., INC. as of December 31, 2001, in conformity with generally accepted accounting principles.

Guenther, Guenther & Gillane
GUENTHER, GUENTHER & GILLANE

Metairie, Louisiana
February 11, 2002

WATERS, PARKERSON & CO., INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS

Cash	$ 22,569
Cash segregated under federal regulations	2,512,291
Deposits with clearing organizations and others	35,216
Receivable from brokers-dealers and clearing organizations	-0-
Receivable from customers	185,566
Securities owned: Not readily marketable, at cost	86,350
Membership in Exchange: Owned by the company, at cost (market value of $65,000)	7,000
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $157,341	76,006
Other assets	55,634
	$2,980,632

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Payable to brokers- dealers and clearing organizations	$ 18,134
Payable to customers	499,940
Accounts payable and accrued expenses	1,333,043
Income taxes payable	425
	1,851,542
Subordinated borrowings	135,000
	1,986,542
Stockholders' equity:	
Common stock, authorized 10,000 shares at no par value, issued 8,710 shares	183,168
Additional paid-in capital	176
Retained earnings	1,012,281
	1,195,625
Less 4,269 shares of common stock in treasury, at cost	(201,535)
Total stockholders' equity	994,090
	$ 2,980,632

The accompanying notes are an integral part of this financial statement.

WATERS, PARKERSON & CO., INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2001

(1) Significant accounting policies:

Waters, Parkerson & Co., Inc. ("the Company") maintains its books on the accrual method of accounting.

The Company is a registered investment advisor and a broker-dealer in securities.

Customer securities transactions are recorded on a settlement date basis, with related commission income and expenses recorded on a trade date basis.

Depreciation is provided on a straight-line or accelerated basis using an estimated useful life of five to ten years. Leasehold improvements are amortized over the economic useful life of the improvement.

Exchange membership is carried at cost.

(2) Cash segregated under federal regulations:

Cash of $2,512,291 has been segregated in special reserve bank accounts for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

(3) Income taxes:

Provision for income taxes and the effect of related prepayments at December 31, 2001 is as follows:

	Federal	State	Total
Provision	$ 27,188	$ 2,025	$ 29,213
Prepayments	(28,000)	(1,600)	(29,600)
Balance	$(812)	$ 425	$(387)

The overpayment of federal income tax is included in other assets on the statement of financial condition.

(4) Profit sharing plan:

The Company has an employee profit sharing trust covering substantially all employees. The Company's contribution to the plan for the year 2001 was $122,262.

(5) Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

WATERS, PARKERSON & CO., INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2001

(5) Net capital requirements (continued):

At December 31, 2001, the Company had net capital of $907,914, which was $657,914 in excess of its required net capital of $250,000. The company's net capital ratio was 2.03934 to 1.

(6) Receivable from and payable to broker-dealers and clearing organizations:

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2001, consist of the following:

	Receivable	Payable
Securities failed-to-receive	$ -0-	$ 18,134
Other	-0-	-0-
	$ -0-	$ 18,134

(7) Receivable from and payable to customers:

Amounts receivable from and payable to customers include amounts due on uncompleted transactions and margin balances. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

(8) Securities transactions:

Securities not readily marketable are valued at cost.

(9) Subordinated borrowings:

The borrowings under subordination agreements at December 31, 2001 are:

Subordinated loan agreements, 10%, effective December 31, 1998, due December 31, 2003, prepayable after one year from effective date.

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

It is proposed that the balance of the subordinated loan agreements will be completely withdrawn in May, 2002. The total amounts of these withdrawals will be $135,000.

(10) Operating lease commitments:

The Company leases an automobile and software from Portfolio Partners, Inc. All officers of Portfolio Partners, Inc. are officers of the Company. The lease agreements state that the company is responsible for taxes, insurance and maintenance of the property. All of the agreements are for a term of thirty-four months and expire on December 31, 2002. Annual rentals are approximately as listed below:

2002	$ 10,200

WATERS, PARKERSON & CO., INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2001

(10) Operating lease commitments (continued):

In addition to the above, through December 31, 2001 the Company continued to lease certain assets on a monthly basis after the lease agreements for those items had expired, and continued to pay the related taxes, insurance and maintenance.

For the year ended December 31, 2001 the Company leased office premises for a total amount of $81,890. Effective August 1, 2000, the Company signed a new thirty-six month lease. Future annual rentals are approximately as listed below:

2002	$ 81,890
2003	47,769
	$ 129,659

The Company also leases automobiles from Ford Motor Credit Company and Toyota Financial Services. All of the agreements are for a term of thirty-six months. Annual rentals are approximately as listed below:

2002	$ 27,451
2003	8,580
	$ 36,031

(11) Concentration of credit risk (cash balances at multiple financial institutions):

The Company maintains cash balances at several financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2001, the Company's uninsured cash balances totaled $3,028,589.

12) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

13) Line of Credit:

At December 31, 2001, the Company had a $2,000,000 revolving line of credit with the Whitney National Bank. There is no outstanding balance. The line of credit is dated April 30, 2001 and matures on April 30, 2002. It is priced at Whitney National Bank Prime, floating and requires monthly interest payments on the outstanding balance.